Filed by Arrival Group

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Form F-4 File No.: 333-251339

Subject Companies:

Arrival S.à r.l.

CIIG Merger Corp.

(Commission File No. 001-39159)

The below presentation will be used by representatives of CIIG Merger Corp. (“CIIG”) and Arrival S.à r.l. (“Arrival”) in presentations to analysts, certain CIIG stockholders and potential investors commencing on December 15, 2020, including at an analyst day meeting scheduled for December 15, 2020 relating to CIIG’s previously announced business combination transaction pursuant to the Business Combination Agreement, dated November 18, 2020, by and among, CIIG, Arrival, Arrival Group and ARSNL Merger Sub Inc.

Analyst Presentation December 15th 2020 IINNVVEESSTTOORR PPRREESSEENNTTAATTIIOONN - DECEMBER 2020 CCOONNFFIIDDEENNTTIIAALL -- AARRRRIIVVAALL SSAARRLLAnalyst Presentation December 15th 2020 IINNVVEESSTTOORR PPRREESSEENNTTAATTIIOONN - DECEMBER 2020 CCOONNFFIIDDEENNTTIIAALL -- AARRRRIIVVAALL SSAARRLL

INTRODUCTION 2 Disclaimer This presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Arrival S.à.r.l. (“Arrival” or the “Company”), CIIG Merger Corp. (“CIIG”) and Arrival Group, a subsidiary of Arsenal that will become the holding company of CIIG and Arsenal at the closing of the proposed business combination (“Arrival Group”) and related transactions (collectively, the “proposed transaction”) and for no other purpose. Additional Information and Where to Find It In connection with the proposed transaction, Arrival Group has filed a registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) that includes a proxy statement of CIIG that also constitutes a prospectus of Arrival Group. CIIG, Arrival Group and Arrival urge investors, stockholders and other interested persons to read the Registration Statement, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, when available, as well as other documents filed with the SEC in connection with the proposed transaction, as these materials contain and will contain important information about Arrival Group, Arrival, CIIG and the proposed transaction. When available, the definitive proxy statement/prospectus will be mailed to CIIG’s stockholders. Stockholders will also be able to obtain copies of such documents, without charge at the SEC’s website at www.sec.gov, or by directing a request to: CIIG Merger Corp., 40 West 57th Street, 29th Floor, New York, NY 10019 or Arrival S.à r.l., 1, rue Peternelchen, L-2370 Howald, Luxembourg. Forward-Looking Statements This presentation contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the benefits of the proposed transaction, the anticipated timing of the proposed transaction, the products offered by Arrival and the markets in which it operates, the anticipated timing of the commencement of vehicle production, the expected number of Microfactories in operation by 2024, and Arrival Group’s projected future results, including estimates related to revenue, EBITDA and gross margins. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of CIIG’s securities, (ii) the risk that the transaction may not be completed by CIIG’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CIIG, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the stockholders of CIIG and Arrival, the satisfaction of the minimum trust account amount following redemptions by CIIG’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (vi) the impact of COVID-19 on Arrival’s business and/or the ability of the parties to complete the proposed transaction; (vii) the effect of the announcement or pendency of the transaction on Arrival’s business relationships, performance, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Arrival and potential difficulties in Arrival employee retention as a result of the proposed transaction, (ix) the outcome of any legal proceedings that may be instituted against Arrival Group, Arrival or CIIG related to the business combination agreement or the proposed transaction, (x) the ability to maintain the listing of CIIG’s securities on the NASDAQ Stock Market, (xi) the price of CIIG’s and the post-combination company’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Arrival operates, variations in performance across competitors, changes in laws and regulations affecting Arrival business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Arrival operates, (xiv) the risk that Arrival and its current and future collaborators are unable to successfully develop and commercialize Arrival’s products or services, or experience significant delays in doing so, (xv) the risk that the post-combination company may never achieve or sustain profitability; (xvi) the risk that the post-combination company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xvii) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations, (xviii) the risk that third-parties suppliers and manufacturers are not able to fully and timely meet their obligations; (xix) the risk that the utilization of Microfactories will not provide the expected benefits due to, among other things, the inability to locate appropriate buildings to use as Microfactories, Microfactories needing a larger than anticipated factory footprint, and the inability of Arrival to deploy Microfactories in the anticipated time frame; (xx) the risk that the orders that have been placed for vehicles, including the order from UPS, are cancelled or modified; (xxi) that Arrival has identified material weaknesses in its internal control over financial reporting which, if not corrected, could adversely affect the reliability of Arrival’s financial reporting (xxii) the risk of product liability or regulatory lawsuits or proceedings relating to Arrival’s products and services; (xxiii) the risk that Arrival is unable to secure or protect its intellectual property; and (xxiv) the risk that the post-combination company’s securities will not be approved for listing on the NASDAQ Stock Market or if approved, maintain the listing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of CIIG’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus discussed above and other documents filed by CIIG from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Arrival Group, Arrival and CIIG assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Arrival Group, Arrival nor CIIG gives any assurance that either Arrival Group, Arrival or CIIG will achieve its expectations. Participants in Solicitation CIIG, Arrival Group and Arrival and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of CIIG’s stockholders in connection with the proposed transaction. Investors and security holders may obtain additional information regarding the names, affiliations and interests of CIIG’s directors and executive officers in CIIG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 27, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CIIG’s stockholders in connection with the proposed transaction will be set forth in the preliminary and definitive proxy statement/prospectus for the proposed transaction when available. Information concerning the interests of CIIG’s participants in the solicitation, which may, in some cases, be different than those of CIIG’s equity holders generally, will be set forth in the preliminary and definitive proxy statement/prospectus relating to the proposed transaction when available. INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARLINTRODUCTION 2 Disclaimer This presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Arrival S.à.r.l. (“Arrival” or the “Company”), CIIG Merger Corp. (“CIIG”) and Arrival Group, a subsidiary of Arsenal that will become the holding company of CIIG and Arsenal at the closing of the proposed business combination (“Arrival Group”) and related transactions (collectively, the “proposed transaction”) and for no other purpose. Additional Information and Where to Find It In connection with the proposed transaction, Arrival Group has filed a registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) that includes a proxy statement of CIIG that also constitutes a prospectus of Arrival Group. CIIG, Arrival Group and Arrival urge investors, stockholders and other interested persons to read the Registration Statement, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, when available, as well as other documents filed with the SEC in connection with the proposed transaction, as these materials contain and will contain important information about Arrival Group, Arrival, CIIG and the proposed transaction. When available, the definitive proxy statement/prospectus will be mailed to CIIG’s stockholders. Stockholders will also be able to obtain copies of such documents, without charge at the SEC’s website at www.sec.gov, or by directing a request to: CIIG Merger Corp., 40 West 57th Street, 29th Floor, New York, NY 10019 or Arrival S.à r.l., 1, rue Peternelchen, L-2370 Howald, Luxembourg. Forward-Looking Statements This presentation contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the benefits of the proposed transaction, the anticipated timing of the proposed transaction, the products offered by Arrival and the markets in which it operates, the anticipated timing of the commencement of vehicle production, the expected number of Microfactories in operation by 2024, and Arrival Group’s projected future results, including estimates related to revenue, EBITDA and gross margins. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of CIIG’s securities, (ii) the risk that the transaction may not be completed by CIIG’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CIIG, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the stockholders of CIIG and Arrival, the satisfaction of the minimum trust account amount following redemptions by CIIG’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (vi) the impact of COVID-19 on Arrival’s business and/or the ability of the parties to complete the proposed transaction; (vii) the effect of the announcement or pendency of the transaction on Arrival’s business relationships, performance, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Arrival and potential difficulties in Arrival employee retention as a result of the proposed transaction, (ix) the outcome of any legal proceedings that may be instituted against Arrival Group, Arrival or CIIG related to the business combination agreement or the proposed transaction, (x) the ability to maintain the listing of CIIG’s securities on the NASDAQ Stock Market, (xi) the price of CIIG’s and the post-combination company’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Arrival operates, variations in performance across competitors, changes in laws and regulations affecting Arrival business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Arrival operates, (xiv) the risk that Arrival and its current and future collaborators are unable to successfully develop and commercialize Arrival’s products or services, or experience significant delays in doing so, (xv) the risk that the post-combination company may never achieve or sustain profitability; (xvi) the risk that the post-combination company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xvii) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations, (xviii) the risk that third-parties suppliers and manufacturers are not able to fully and timely meet their obligations; (xix) the risk that the utilization of Microfactories will not provide the expected benefits due to, among other things, the inability to locate appropriate buildings to use as Microfactories, Microfactories needing a larger than anticipated factory footprint, and the inability of Arrival to deploy Microfactories in the anticipated time frame; (xx) the risk that the orders that have been placed for vehicles, including the order from UPS, are cancelled or modified; (xxi) that Arrival has identified material weaknesses in its internal control over financial reporting which, if not corrected, could adversely affect the reliability of Arrival’s financial reporting (xxii) the risk of product liability or regulatory lawsuits or proceedings relating to Arrival’s products and services; (xxiii) the risk that Arrival is unable to secure or protect its intellectual property; and (xxiv) the risk that the post-combination company’s securities will not be approved for listing on the NASDAQ Stock Market or if approved, maintain the listing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of CIIG’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus discussed above and other documents filed by CIIG from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Arrival Group, Arrival and CIIG assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Arrival Group, Arrival nor CIIG gives any assurance that either Arrival Group, Arrival or CIIG will achieve its expectations. Participants in Solicitation CIIG, Arrival Group and Arrival and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of CIIG’s stockholders in connection with the proposed transaction. Investors and security holders may obtain additional information regarding the names, affiliations and interests of CIIG’s directors and executive officers in CIIG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 27, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CIIG’s stockholders in connection with the proposed transaction will be set forth in the preliminary and definitive proxy statement/prospectus for the proposed transaction when available. Information concerning the interests of CIIG’s participants in the solicitation, which may, in some cases, be different than those of CIIG’s equity holders generally, will be set forth in the preliminary and definitive proxy statement/prospectus relating to the proposed transaction when available. INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

INTRODUCTION 3 Disclaimer (Cont.) Use of projections This presentation contains projected financial information with respect to the business of Arrival. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. See “Forward-looking statements” above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this presentation, and the inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Because no assurance can be provided by the projections, no promise, representation or warranty is made with respect to the projections or future performance, and no investor should rely upon the projections. Financial Information; Non-GAAP Financial Terms The financial information and data contained in this presentation is unaudited and does not conform to Regulation S-X promulgated by the SEC. Accordingly, such information and data may not be included in, may be adjusted in, or may be presented differently in the Registration Statement and in any future proxy statement, prospectus or registration statement or other report or document to be filed or furnished by CIIG, Arrival Group or any entity that is party to the proposed transaction with the SEC. Furthermore, some of the projected financial information and data contained in this presentation, such as EBITDA, has not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). Arrival and CIIG believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Arrival’s financial condition, performance and results of operations. Arrival’s management uses these non-GAAP measures for trend analyses and for budgeting and planning purposes. Arrival and CIIG believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Arrival’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management of Arrival does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Arrival’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. You should review Arrival’s audited financial statements, which will be presented in the proxy statement, prospectus and registration statement to be filed with the SEC in connection with the proposed transaction, and not rely on any single financial measure to evaluate Arrival’s business. A reconciliation of non-GAAP financial measures in this presentation to the most directly comparable GAAP financial measures is not included, because, without unreasonable effort, Arrival is unable to predict with reasonable certainty the amount or timing of non-GAAP adjustments that are used to calculate these Non-GAAP financial measures. The non-GAAP financial measures included in this presentation may not be comparable to similarly-titled measures presented by other companies. No Offer or Solicitation This presentation is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CIIG, Arrival or Arrival Group, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or exemptions therefrom. Any offer of securities to which this announcement relates is only addressed to and directed at persons in member states of the European Economic Area which apply Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (this Regulation together with any implementing measures in any member state, the Prospectus Regulation) who are qualified investors for the purposes of the Prospectus Regulation in such member state or in any other circumstances falling within Article 1(4) of the Prospectus Regulation, and no person in member states of the European Economic Area that is not a relevant person or qualified investor may act or rely on this announcement or any of its contents. PRIIPs / Prospectus Regulation / IMPORTANT – EEA AND UK RETAIL INVESTORS The ordinary shares to be issued by Arrival Group in the proposed transaction (the “Ordinary Shares”) are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA or in the UK. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (this Regulation together with any implementing measures in any member state, the “Prospectus Regulation”). Consequently, no offer of securities to which this announcement relates, is made to any person in any Member State of the EEA which applies the Prospectus Regulation who are not qualified investors for the purposes of the Prospectus Regulation, is made in the EEA and no key information document required by Regulation (EU) No. 1286/2014 (as amended the “PRIIPs Regulation”) for offering or selling the Ordinary Shares or otherwise making them available to retail investors in the EEA or in the United Kingdom will be prepared and therefore offering or selling the Ordinary Shares or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation. INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARLINTRODUCTION 3 Disclaimer (Cont.) Use of projections This presentation contains projected financial information with respect to the business of Arrival. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. See “Forward-looking statements” above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this presentation, and the inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Because no assurance can be provided by the projections, no promise, representation or warranty is made with respect to the projections or future performance, and no investor should rely upon the projections. Financial Information; Non-GAAP Financial Terms The financial information and data contained in this presentation is unaudited and does not conform to Regulation S-X promulgated by the SEC. Accordingly, such information and data may not be included in, may be adjusted in, or may be presented differently in the Registration Statement and in any future proxy statement, prospectus or registration statement or other report or document to be filed or furnished by CIIG, Arrival Group or any entity that is party to the proposed transaction with the SEC. Furthermore, some of the projected financial information and data contained in this presentation, such as EBITDA, has not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). Arrival and CIIG believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Arrival’s financial condition, performance and results of operations. Arrival’s management uses these non-GAAP measures for trend analyses and for budgeting and planning purposes. Arrival and CIIG believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Arrival’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management of Arrival does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Arrival’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. You should review Arrival’s audited financial statements, which will be presented in the proxy statement, prospectus and registration statement to be filed with the SEC in connection with the proposed transaction, and not rely on any single financial measure to evaluate Arrival’s business. A reconciliation of non-GAAP financial measures in this presentation to the most directly comparable GAAP financial measures is not included, because, without unreasonable effort, Arrival is unable to predict with reasonable certainty the amount or timing of non-GAAP adjustments that are used to calculate these Non-GAAP financial measures. The non-GAAP financial measures included in this presentation may not be comparable to similarly-titled measures presented by other companies. No Offer or Solicitation This presentation is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CIIG, Arrival or Arrival Group, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or exemptions therefrom. Any offer of securities to which this announcement relates is only addressed to and directed at persons in member states of the European Economic Area which apply Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (this Regulation together with any implementing measures in any member state, the Prospectus Regulation) who are qualified investors for the purposes of the Prospectus Regulation in such member state or in any other circumstances falling within Article 1(4) of the Prospectus Regulation, and no person in member states of the European Economic Area that is not a relevant person or qualified investor may act or rely on this announcement or any of its contents. PRIIPs / Prospectus Regulation / IMPORTANT – EEA AND UK RETAIL INVESTORS The ordinary shares to be issued by Arrival Group in the proposed transaction (the “Ordinary Shares”) are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA or in the UK. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (this Regulation together with any implementing measures in any member state, the “Prospectus Regulation”). Consequently, no offer of securities to which this announcement relates, is made to any person in any Member State of the EEA which applies the Prospectus Regulation who are not qualified investors for the purposes of the Prospectus Regulation, is made in the EEA and no key information document required by Regulation (EU) No. 1286/2014 (as amended the “PRIIPs Regulation”) for offering or selling the Ordinary Shares or otherwise making them available to retail investors in the EEA or in the United Kingdom will be prepared and therefore offering or selling the Ordinary Shares or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation. INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

INTRODUCTION 4 Transaction summary overview Summary of Arrival and CIIG proposed business combination Transaction structure — On November 18th, 2020, Arrival, CIIG and other parties thereto entered into a business combination agreement — The transaction is expected to close in Q1 2021 — It is anticipated that the post-closing company, Arrival Group, will be listed on Nasdaq Valuation — Transaction implies a fully diluted pro forma enterprise value of $5.39 billion, representing 0.4x based on 2024E revenue of $14.1 billion 1 — Existing Arrival shareholders are expected to receive 88.1% of the pro forma equity Capital structure — The transaction will be funded by a combination of CIIG cash held in a trust account, Arrival Group ordinary shares and proceeds from CIIG PIPE 1,2 — Transaction is expected to result in $660 million of total proceeds raised to fund growth Note: 1) Assumes no redemption by CIIG’s existing stockholders. 2) Based on $260 million in cash from CIIG's trust account and a $400 million PIPE (40 million shares @ $10.00/share). INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARLINTRODUCTION 4 Transaction summary overview Summary of Arrival and CIIG proposed business combination Transaction structure — On November 18th, 2020, Arrival, CIIG and other parties thereto entered into a business combination agreement — The transaction is expected to close in Q1 2021 — It is anticipated that the post-closing company, Arrival Group, will be listed on Nasdaq Valuation — Transaction implies a fully diluted pro forma enterprise value of $5.39 billion, representing 0.4x based on 2024E revenue of $14.1 billion 1 — Existing Arrival shareholders are expected to receive 88.1% of the pro forma equity Capital structure — The transaction will be funded by a combination of CIIG cash held in a trust account, Arrival Group ordinary shares and proceeds from CIIG PIPE 1,2 — Transaction is expected to result in $660 million of total proceeds raised to fund growth Note: 1) Assumes no redemption by CIIG’s existing stockholders. 2) Based on $260 million in cash from CIIG's trust account and a $400 million PIPE (40 million shares @ $10.00/share). INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

5 Arrival INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL5 Arrival INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

ARRIVAL Investment highlights Arrival is revolutionizing the electric vehicle industry — Four vehicle designs expected in market by 2023, with start of production for the first vehicle planned for Q4 2021 1 — $1.2 Billion in orders — Unit economics enable price competitiveness and lower total cost of ownership to fossil fuel equivalents — Game changing Microfactories enable flexible low capex production — Vertically integrated — Arrival expects industry leading profitability enabled by proprietary hardware, software and robotics platforms — Leadership team with a proven track record from a variety of industries — LinkedIn named Arrival #1 startup to work for in the UK in 2020 — Validated by blue chip strategic and commercial partners 1) Based on spot Euro to USD exchange rate as of Aug 17, 2020 of 1.1863; includes option to order additional 10,000 units. Primarily includes order from UPS, that can be cancelled or modified. INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARLARRIVAL Investment highlights Arrival is revolutionizing the electric vehicle industry — Four vehicle designs expected in market by 2023, with start of production for the first vehicle planned for Q4 2021 1 — $1.2 Billion in orders — Unit economics enable price competitiveness and lower total cost of ownership to fossil fuel equivalents — Game changing Microfactories enable flexible low capex production — Vertically integrated — Arrival expects industry leading profitability enabled by proprietary hardware, software and robotics platforms — Leadership team with a proven track record from a variety of industries — LinkedIn named Arrival #1 startup to work for in the UK in 2020 — Validated by blue chip strategic and commercial partners 1) Based on spot Euro to USD exchange rate as of Aug 17, 2020 of 1.1863; includes option to order additional 10,000 units. Primarily includes order from UPS, that can be cancelled or modified. INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

ARRIVAL 7 Arrival partners Commercial and strategic validation of Arrival’s new method COMMERCIAL STRATEGIC 1 Partnership — Orders worth ~$1.2 Billion for 10,000 units plus — Investment of €100 Million and business collaboration agreement option for an additional 10,000 — Joint development of vehicles using Arrival platform — Investment and strategic cooperation — Leverage Arrival Microfactories and software innovation — Delivery of prototypes starts in 2020 — Benefit from the OEM’s global footprint and economies of scale — Long standing trial partnership since 2016 — Future potential for licensing and ongoing vehicle updates Description — UPS and Arrival have created purpose-built vehicles — Hyundai Motors Group is one of the largest global OEMs based on UPS requirements – a first for UPS — Brands include Hyundai Motor and Kia Motors — Leading global logistics operator with over 5 billion — Target sales of 670,000 BEVs and FCEVs annually by 2025 deliveries p.a. — Want to become top three EV manufacturer by 2025 — Automotive fleet size of over 120k vehicles — Daily global delivery volume of 21.9 Million — Aiming for 25% of total vehicles purchased annually to be alternate fuel Sources: Company filings, website, fact sheet and estimates. https://pressroom.ups.com/pressroom/ContentDetailsViewer.page?ConceptType=FactSheets&id=1426321563187-193. https://insideevs.com/news/386308/hyundai-strategy-2025/. 1) Includes upside from priority access to purchase additional vehicles. INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARLARRIVAL 7 Arrival partners Commercial and strategic validation of Arrival’s new method COMMERCIAL STRATEGIC 1 Partnership — Orders worth ~$1.2 Billion for 10,000 units plus — Investment of €100 Million and business collaboration agreement option for an additional 10,000 — Joint development of vehicles using Arrival platform — Investment and strategic cooperation — Leverage Arrival Microfactories and software innovation — Delivery of prototypes starts in 2020 — Benefit from the OEM’s global footprint and economies of scale — Long standing trial partnership since 2016 — Future potential for licensing and ongoing vehicle updates Description — UPS and Arrival have created purpose-built vehicles — Hyundai Motors Group is one of the largest global OEMs based on UPS requirements – a first for UPS — Brands include Hyundai Motor and Kia Motors — Leading global logistics operator with over 5 billion — Target sales of 670,000 BEVs and FCEVs annually by 2025 deliveries p.a. — Want to become top three EV manufacturer by 2025 — Automotive fleet size of over 120k vehicles — Daily global delivery volume of 21.9 Million — Aiming for 25% of total vehicles purchased annually to be alternate fuel Sources: Company filings, website, fact sheet and estimates. https://pressroom.ups.com/pressroom/ContentDetailsViewer.page?ConceptType=FactSheets&id=1426321563187-193. https://insideevs.com/news/386308/hyundai-strategy-2025/. 1) Includes upside from priority access to purchase additional vehicles. INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

ARRIVAL 8 Arrival A revolution in commercial electric vehicles PRODUCT PIPELINE 1 — Best in class zero-emission vehicles Electric bus Range : 240-400km Payload: 80-125 Passengers 2021 Expected start of production: Q4 2021 — Competitively priced to ICE vehicles Orders: In advanced discussions — Hardware and software upgradability over the lifetime of the vehicle 1 Electric van Range : 150-340km Payload: 975-2,000kg Cargo mass 2022 — Autonomous ready Expected start of production: Q3 2022 2 Orders: >10,000 — Durable proprietary composite material used for exterior and interior panels 1 Large electric van Range : 190-400km — High margin vehicles, with unrivalled Payload: 4,000kg 2022 unit economics Expected start of production: Q3 2022 2 Orders: >2,500 — Elevated user experience 1 Small vehicle platform Range : 100-300km Payload: 450-800kg 2023 Expected start of production: Q3 2023 Orders: TBD 1) Depending on configuration. 2) Includes UPS order. INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARLARRIVAL 8 Arrival A revolution in commercial electric vehicles PRODUCT PIPELINE 1 — Best in class zero-emission vehicles Electric bus Range : 240-400km Payload: 80-125 Passengers 2021 Expected start of production: Q4 2021 — Competitively priced to ICE vehicles Orders: In advanced discussions — Hardware and software upgradability over the lifetime of the vehicle 1 Electric van Range : 150-340km Payload: 975-2,000kg Cargo mass 2022 — Autonomous ready Expected start of production: Q3 2022 2 Orders: >10,000 — Durable proprietary composite material used for exterior and interior panels 1 Large electric van Range : 190-400km — High margin vehicles, with unrivalled Payload: 4,000kg 2022 unit economics Expected start of production: Q3 2022 2 Orders: >2,500 — Elevated user experience 1 Small vehicle platform Range : 100-300km Payload: 450-800kg 2023 Expected start of production: Q3 2023 Orders: TBD 1) Depending on configuration. 2) Includes UPS order. INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

ARRIVAL 9 Commercial vehicle focus 1 Capitalizing on key industry trends Sizeable market opportunity (~$430B) Total van addressable market 1 — Industry shift favoring zero emission vehicles with ~$280B public policy driving electrification Initial addressable market 2 — Rise in e-commerce (37% increase from 2020-2024 ) 1 of BE LCV vans ~$70B has resulted in a fast-growing van market segment — Superior total cost of ownership compared to both fossil fuel and electric vehicles on the market — Commercial fleet operators thoroughly understand their range requirements Total bus addressable market 1 — Charging infrastructure concentrated in depots ~$154B simplifies deployment compared to retail Initial addressable market 1 of BE LCV buses ~$40B 1) Based on multiple sources. 2) Statista Digital Market Outlook 2020. INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARLARRIVAL 9 Commercial vehicle focus 1 Capitalizing on key industry trends Sizeable market opportunity (~$430B) Total van addressable market 1 — Industry shift favoring zero emission vehicles with ~$280B public policy driving electrification Initial addressable market 2 — Rise in e-commerce (37% increase from 2020-2024 ) 1 of BE LCV vans ~$70B has resulted in a fast-growing van market segment — Superior total cost of ownership compared to both fossil fuel and electric vehicles on the market — Commercial fleet operators thoroughly understand their range requirements Total bus addressable market 1 — Charging infrastructure concentrated in depots ~$154B simplifies deployment compared to retail Initial addressable market 1 of BE LCV buses ~$40B 1) Based on multiple sources. 2) Statista Digital Market Outlook 2020. INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

ARRIVAL 10 Superior total cost of ownership Arrival Van and Bus 1 1 Vehicle Van total cost of ownership Transit bus total cost of ownership 100km per day, 365 days per year over 10 years 250km per day, 365 days per year over 10 years — Highly competitive purchase price due to design and vertical integration — Best in class product attributes ~50% ~47% improvement – weight, cargo volume, payload improvement ~28% improvement Infrastructure ~$790K ~17% ~$752K improvement — Scalable design allowing for multiple power ~$127K configurations ~$111K — Smart charging software enabled ~$92K Energy ~$396K — Optimized energy efficiency kWh/km for specific use cases — Flexible battery pack configuration Maintenance costs — Modular components for ease of replacement — Quick, simple and cost-effective serviceable panels 2 3 3 2 4 3 Arrival Van Diesel Van Competitor E-Van Arrival Bus Diesel Bus Competitor E-Bus — Engineered to serve 10+ years ~$0.25 per km ~$0.30 per km ~$0.35 per km ~$0.43 per km ~$0.82 per km ~$0.87 per km Note: Vehicle chassis has been designed to endure daily vehicle operation based on UK duty cycle for 20 years. 1) Total Cost of Ownership = Purchase price + fuel cost +infrastructure cost + maintenance cost less residual value divided by 365,000 kilometers. 2) Based on current design. 3) Competitor’s data is provided by Arrival internal market research team. 4) Diesel vehicle is compliant to Euro 6 standard. INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARLARRIVAL 10 Superior total cost of ownership Arrival Van and Bus 1 1 Vehicle Van total cost of ownership Transit bus total cost of ownership 100km per day, 365 days per year over 10 years 250km per day, 365 days per year over 10 years — Highly competitive purchase price due to design and vertical integration — Best in class product attributes ~50% ~47% improvement – weight, cargo volume, payload improvement ~28% improvement Infrastructure ~$790K ~17% ~$752K improvement — Scalable design allowing for multiple power ~$127K configurations ~$111K — Smart charging software enabled ~$92K Energy ~$396K — Optimized energy efficiency kWh/km for specific use cases — Flexible battery pack configuration Maintenance costs — Modular components for ease of replacement — Quick, simple and cost-effective serviceable panels 2 3 3 2 4 3 Arrival Van Diesel Van Competitor E-Van Arrival Bus Diesel Bus Competitor E-Bus — Engineered to serve 10+ years ~$0.25 per km ~$0.30 per km ~$0.35 per km ~$0.43 per km ~$0.82 per km ~$0.87 per km Note: Vehicle chassis has been designed to endure daily vehicle operation based on UK duty cycle for 20 years. 1) Total Cost of Ownership = Purchase price + fuel cost +infrastructure cost + maintenance cost less residual value divided by 365,000 kilometers. 2) Based on current design. 3) Competitor’s data is provided by Arrival internal market research team. 4) Diesel vehicle is compliant to Euro 6 standard. INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

11 Next generation electric vehicles INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL11 Next generation electric vehicles INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

Arrival Van ~2.0M Annual addressable 1 market volume by 2025 10k Vehicle orders (with an option for an additional 10k) 8k Vehicles in late stage sales discussions (6k subject to LOIs) 1) B INV ased ESTOR on P m REultiple SENTA so TIOurces. N - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARLArrival Van ~2.0M Annual addressable 1 market volume by 2025 10k Vehicle orders (with an option for an additional 10k) 8k Vehicles in late stage sales discussions (6k subject to LOIs) 1) B INV ased ESTOR on P m REultiple SENTA so TIOurces. N - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

NEXT GENERATION ELECTRIC VEHICLES 13 Arrival Van 1 Best in class Unladen weight (kg) Payload (kg) Cubic meters of cargo volume per meter of length 2,439 1,975 2,390 2.40 1,100 1,061 2.25 2,275 2.00 Arrival Van Mercedes Sprinter Ford Transit Arrival Van Mercedes Sprinter Ford Transit Arrival Van Mercedes Sprinter Ford Transit Arrival Van Arrival Van Arrival Van H3L4 N1 H2L3 H3L4 H3L4 N1 H2L1 H3L4 H3L4 N1 H2L3 H3L4 H3L4 N1 H3L4 H3L4 N2 Turning circle - Curb (m) Floor to ground (mm) Gross vehicle weight (kg) 640 4,250 620 14.8 3,500 3,500 3,500 450 13.3 12.9 Arrival Van Mercedes Sprinter Ford Transit Arrival Van Arrival Van Mercedes Sprinter Ford Transit Arrival Van Mercedes Sprinter Ford Transit Arrival Van Arrival Van H3L4 N1 H2L3 H3L4 H3L4 N2 H3L4 N1 H2L3 H3L4 H3L4 N1 H2L3 H3L4 H3L4 H3L4 Source: Company websites (September 2020). 1) Based on current designs. INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARLNEXT GENERATION ELECTRIC VEHICLES 13 Arrival Van 1 Best in class Unladen weight (kg) Payload (kg) Cubic meters of cargo volume per meter of length 2,439 1,975 2,390 2.40 1,100 1,061 2.25 2,275 2.00 Arrival Van Mercedes Sprinter Ford Transit Arrival Van Mercedes Sprinter Ford Transit Arrival Van Mercedes Sprinter Ford Transit Arrival Van Arrival Van Arrival Van H3L4 N1 H2L3 H3L4 H3L4 N1 H2L1 H3L4 H3L4 N1 H2L3 H3L4 H3L4 N1 H3L4 H3L4 N2 Turning circle - Curb (m) Floor to ground (mm) Gross vehicle weight (kg) 640 4,250 620 14.8 3,500 3,500 3,500 450 13.3 12.9 Arrival Van Mercedes Sprinter Ford Transit Arrival Van Arrival Van Mercedes Sprinter Ford Transit Arrival Van Mercedes Sprinter Ford Transit Arrival Van Arrival Van H3L4 N1 H2L3 H3L4 H3L4 N2 H3L4 N1 H2L3 H3L4 H3L4 N1 H2L3 H3L4 H3L4 H3L4 Source: Company websites (September 2020). 1) Based on current designs. INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

ARRIVAL VEHICLES 14 Arrival Van Gallery SIENPVTEESMTBOERR P 2R 02E0SENTATIINV ON E- STOR DEC PE RES MBE ER NT 2 A0 T2 IO0N CONFI CONF DENTIDE IAL NT - IALA -R AR RR IVIV AL AL S SA AR RLLARRIVAL VEHICLES 14 Arrival Van Gallery SIENPVTEESMTBOERR P 2R 02E0SENTATIINV ON E- STOR DEC PE RES MBE ER NT 2 A0 T2 IO0N CONFI CONF DENTIDE IAL NT - IALA -R AR RR IVIV AL AL S SA AR RLL

ARRIVAL VEHICLES 15 Arrival Bus ~131k Annual addressable market 1 volume by 2025 LOI customer 1) B SIENPV ased TEESMTBOER on R P 2 m R 02Eultiple 0SENTA so TIINV Ources. N E- STOR DEC PE RES MBE ER NT 2 A0 T2 IO0N CONFI CONF DENTIDE IAL NT - IALA -R AR RR IVIV AL AL S SA AR RLLARRIVAL VEHICLES 15 Arrival Bus ~131k Annual addressable market 1 volume by 2025 LOI customer 1) B SIENPV ased TEESMTBOER on R P 2 m R 02Eultiple 0SENTA so TIINV Ources. N E- STOR DEC PE RES MBE ER NT 2 A0 T2 IO0N CONFI CONF DENTIDE IAL NT - IALA -R AR RR IVIV AL AL S SA AR RLL

NEXT GENERATION ELECTRIC VEHICLES 16 Arrival Bus 1 Best in class Gross vehicle weight (kg) Unladen weight (kg) Height (mm) 20,000 13,500 3,40 13,200 18,500 3,30 3,00 0 16,000 0 2,57 0 2,40 2,31 5 0 8,000 3 2 Interior Total Arrival Bus Mercedes Yutong Arrival Bus Mercedes Yutong Interior Total Interior Total Arrival Bus Arrival Bus B12 E-Citaro E12 B12 E-Citaro E12 B12 B12 Arrival Bus B12 Mercedes E-Citaro Yutong E12 3 Payload (kg) Max gradeability Seating capacity 1 Door 2 Door 3 Door 25% 8,000 Yutong E12 35 32 26 6,500 18% 5,300 Mercedes E-Citaro NA 29 26 N/ 0% A 4 Arrival Bus B12 33+3 29+3 25+3 Ar Arri riv val al B Bus us Mercedes Yutong Arrival Bus Mercedes Yutong Arrival Bus B12 E-Citaro E12 B12 E-Citaro E12 B12 B12 Source: Company websites (September 2020). 1) Based on current designs. 2) Lower area interior height; 3) Not including driver. 4) +3 is additional seating in wheelchair. INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARLNEXT GENERATION ELECTRIC VEHICLES 16 Arrival Bus 1 Best in class Gross vehicle weight (kg) Unladen weight (kg) Height (mm) 20,000 13,500 3,40 13,200 18,500 3,30 3,00 0 16,000 0 2,57 0 2,40 2,31 5 0 8,000 3 2 Interior Total Arrival Bus Mercedes Yutong Arrival Bus Mercedes Yutong Interior Total Interior Total Arrival Bus Arrival Bus B12 E-Citaro E12 B12 E-Citaro E12 B12 B12 Arrival Bus B12 Mercedes E-Citaro Yutong E12 3 Payload (kg) Max gradeability Seating capacity 1 Door 2 Door 3 Door 25% 8,000 Yutong E12 35 32 26 6,500 18% 5,300 Mercedes E-Citaro NA 29 26 N/ 0% A 4 Arrival Bus B12 33+3 29+3 25+3 Ar Arri riv val al B Bus us Mercedes Yutong Arrival Bus Mercedes Yutong Arrival Bus B12 E-Citaro E12 B12 E-Citaro E12 B12 B12 Source: Company websites (September 2020). 1) Based on current designs. 2) Lower area interior height; 3) Not including driver. 4) +3 is additional seating in wheelchair. INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

ARRIVAL VEHICLES 17 Arrival Bus Gallery SIENPVTEESMTBOERR P 2R 02E0SENTATIINV ON E- STOR DEC PE RES MBE ER NT 2 A0 T2 IO0N CONFI CONF DENTIDE IAL NT - IALA -R AR RR IVIV AL AL S SA AR RLLARRIVAL VEHICLES 17 Arrival Bus Gallery SIENPVTEESMTBOERR P 2R 02E0SENTATIINV ON E- STOR DEC PE RES MBE ER NT 2 A0 T2 IO0N CONFI CONF DENTIDE IAL NT - IALA -R AR RR IVIV AL AL S SA AR RLL

NEXT GENERATION ELECTRIC VEHICLES 18 Arrival vehicles Projected start of production timelines BUS – Q4 VAN & LARGE VAN – Q3 SMALL VEHICLE PLATFORM - Q3 — Systems Integration — Product approval & assembly readiness 2021 Jan – May 2021 2022 Q2 2022 2023 Q3 2023 — Concept validation — ~100 Vehicles — Up to 18 Vehicles INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARLNEXT GENERATION ELECTRIC VEHICLES 18 Arrival vehicles Projected start of production timelines BUS – Q4 VAN & LARGE VAN – Q3 SMALL VEHICLE PLATFORM - Q3 — Systems Integration — Product approval & assembly readiness 2021 Jan – May 2021 2022 Q2 2022 2023 Q3 2023 — Concept validation — ~100 Vehicles — Up to 18 Vehicles INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

19 A new method of design and production INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL19 A new method of design and production INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

ARRIVAL’S NEW METHOD 20 Arrival’s new method Arrival is a technology company NEW METHOD LEADS TO In-house Plug & Play components — Substantial cost reduction — Upgradeable — Designed for Microfactories Microfactories — Low footprint — Low capex — Deployed rapidly in response to local demand Proprietary composite materials — Low tooling and overall cost — Lightweight and highly durable — Designed for Microfactories In-house vehicle software Arrival's new method of design and assembly — Plug & Play provides greater profitability at lower capex — Complete control of user experience compared to existing OEMs, and the ability to — Access to all vehicle data to optimize scale rapidly. total cost of ownership Modular skateboard platform — Modular — Efficient package — Highly flexible — Designed for Microfactories INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARLARRIVAL’S NEW METHOD 20 Arrival’s new method Arrival is a technology company NEW METHOD LEADS TO In-house Plug & Play components — Substantial cost reduction — Upgradeable — Designed for Microfactories Microfactories — Low footprint — Low capex — Deployed rapidly in response to local demand Proprietary composite materials — Low tooling and overall cost — Lightweight and highly durable — Designed for Microfactories In-house vehicle software Arrival's new method of design and assembly — Plug & Play provides greater profitability at lower capex — Complete control of user experience compared to existing OEMs, and the ability to — Access to all vehicle data to optimize scale rapidly. total cost of ownership Modular skateboard platform — Modular — Efficient package — Highly flexible — Designed for Microfactories INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

NEW METHOD Industry changing Microfactory approach SIENPVTEESMTBOERR P 2R 02E0SENTATIINV ON E- STOR DEC PE RES MBE ER NT 2 A0 T2 IO0N CONFI CONF DENTIDE IAL NT - IALA -R AR RR IVIV AL AL S SA AR RLLNEW METHOD Industry changing Microfactory approach SIENPVTEESMTBOERR P 2R 02E0SENTATIINV ON E- STOR DEC PE RES MBE ER NT 2 A0 T2 IO0N CONFI CONF DENTIDE IAL NT - IALA -R AR RR IVIV AL AL S SA AR RLL

22 Bicester, Unit 10 & 11 Van Microfactory INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL22 Bicester, Unit 10 & 11 Van Microfactory INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

23 Rock Hill, South Carolina Bus Microfactory INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL23 Rock Hill, South Carolina Bus Microfactory INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

ARRIVAL’S NEW METHOD 24 Industry changing Microfactory approach Flexible, scalable and local to customers Advantages Overview Arrival’s Microfactories change Materially lower cost Small footprint Design the way vehicles are produced 1 ■ OpEx of $120M – 100,000 ■ Deployed in existing warehouses■ Vehicle designed 1 units /year vs. $240M + ■ No paint shop for robofacturing per traditional factory■ No metal stamping Process uses ‘technology cells’ with vehicle ■ Low CapEx moved between cells by autonomous mobile robots (AMR) Highly scalable layout Deployed locally Robotics — Traditional assembly line operates at one speed 2 2 ■ 20k m factories vs. ~2,000k m + ■ Built for customer needs■ Off-the-shelf with stations in specific order for traditional OEMs■ Reduced logistics costs robots controlled ■ Deployed in areas of demand ■ Located close to customers by in-house — Order of technology cells can be changed, or the with six month setup time software same cell can be used multiple times on the same vehicle — Enables Microfactory to build multiple different vehicle types 2 Projected Microfactory timeline Status Process finalized Ready ���� Initial process layout developed Fully integrated plant in Bicester U.S. UK, E.U. & US. TBC x 2 TBC TBC x 3 TBC with Comau (a subsidiary of Fiat being set up with several others Chrysler Automotive), an in development, including the USA Q4 Q3 Q2 Q4 Q1 Q3 experienced blue chip automotive factory automation system provider 2022 2021 2023 1) Based on spot Euro to USD exchange rate as of Aug 17 2020 of 1.1863. 2) Initial launch based on vehicle certification. INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL ���� ����ARRIVAL’S NEW METHOD 24 Industry changing Microfactory approach Flexible, scalable and local to customers Advantages Overview Arrival’s Microfactories change Materially lower cost Small footprint Design the way vehicles are produced 1 ■ OpEx of $120M – 100,000 ■ Deployed in existing warehouses■ Vehicle designed 1 units /year vs. $240M + ■ No paint shop for robofacturing per traditional factory■ No metal stamping Process uses ‘technology cells’ with vehicle ■ Low CapEx moved between cells by autonomous mobile robots (AMR) Highly scalable layout Deployed locally Robotics — Traditional assembly line operates at one speed 2 2 ■ 20k m factories vs. ~2,000k m + ■ Built for customer needs■ Off-the-shelf with stations in specific order for traditional OEMs■ Reduced logistics costs robots controlled ■ Deployed in areas of demand ■ Located close to customers by in-house — Order of technology cells can be changed, or the with six month setup time software same cell can be used multiple times on the same vehicle — Enables Microfactory to build multiple different vehicle types 2 Projected Microfactory timeline Status Process finalized Ready ���� Initial process layout developed Fully integrated plant in Bicester U.S. UK, E.U. & US. TBC x 2 TBC TBC x 3 TBC with Comau (a subsidiary of Fiat being set up with several others Chrysler Automotive), an in development, including the USA Q4 Q3 Q2 Q4 Q1 Q3 experienced blue chip automotive factory automation system provider 2022 2021 2023 1) Based on spot Euro to USD exchange rate as of Aug 17 2020 of 1.1863. 2) Initial launch based on vehicle certification. INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL ���� ����

ARRIVAL’S NEW METHOD 25 Industry changing Microfactory approach Arrival vs. traditional OEM 1 Arrival Microfactory Traditional OEM — Low break even point — 2.2x Cost — Lower capital requirements — 6x Commissioning time — Deployed locally worldwide — 11x Footprint — Lower number of employees per vehicle 2 Arrival Microfactory - 1 factory Arrival Microfactory - 10 factories VW Factory – Wrzesnia, Poland Volume PA 10,000 Vans / year (2 shifts) 100,000 Vans / year (2 shifts) 100,000 Vans / year (3 shifts) Factory size 20,000 sqm 200,000 sqm 2,200,000 sqm (land size) 3 CapEx $44M $440M $950M 3 OpEx $12M $120M $240M Time to open new factory 6 Months 6 Months 36 Months 1) Represents management expectations. 2) Company website - https://volkswagen-poznan.pl/en/plants/wrzesnia. 3) Based on spot Euro to USD exchange rate as of Aug 17, 2020 of 1.1863. INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARLARRIVAL’S NEW METHOD 25 Industry changing Microfactory approach Arrival vs. traditional OEM 1 Arrival Microfactory Traditional OEM — Low break even point — 2.2x Cost — Lower capital requirements — 6x Commissioning time — Deployed locally worldwide — 11x Footprint — Lower number of employees per vehicle 2 Arrival Microfactory - 1 factory Arrival Microfactory - 10 factories VW Factory – Wrzesnia, Poland Volume PA 10,000 Vans / year (2 shifts) 100,000 Vans / year (2 shifts) 100,000 Vans / year (3 shifts) Factory size 20,000 sqm 200,000 sqm 2,200,000 sqm (land size) 3 CapEx $44M $440M $950M 3 OpEx $12M $120M $240M Time to open new factory 6 Months 6 Months 36 Months 1) Represents management expectations. 2) Company website - https://volkswagen-poznan.pl/en/plants/wrzesnia. 3) Based on spot Euro to USD exchange rate as of Aug 17, 2020 of 1.1863. INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

In-house Plug & Play components INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARLIn-house Plug & Play components INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

ARRIVAL’S NEW METHOD 27 In-house Plug & Play components Modular and upgradable Overview Advantages Arrival has developed cutting edge hardware ■ Quicker time to ■ Upgradeability ■ Designed to maximize market - 18 through interchangeability Arrival focuses on components that meet months vs. 3+ lifecycle of across various vehicle years vehicle platforms one or more of the following criteria: — Cost reduction opportunity — Important to the customer experience ■ 20% overall cost ■ Designed for automated reductions in Microfactory assembly — Modules that are ‘Plug & Play’ supplier margins connected by software Status 2–3 Years of Components Meeting Ready for mass on-road testing meeting cost automotive-grade production targets requirements INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARLARRIVAL’S NEW METHOD 27 In-house Plug & Play components Modular and upgradable Overview Advantages Arrival has developed cutting edge hardware ■ Quicker time to ■ Upgradeability ■ Designed to maximize market - 18 through interchangeability Arrival focuses on components that meet months vs. 3+ lifecycle of across various vehicle years vehicle platforms one or more of the following criteria: — Cost reduction opportunity — Important to the customer experience ■ 20% overall cost ■ Designed for automated reductions in Microfactory assembly — Modules that are ‘Plug & Play’ supplier margins connected by software Status 2–3 Years of Components Meeting Ready for mass on-road testing meeting cost automotive-grade production targets requirements INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

Modular skateboard platform INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARLModular skateboard platform INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

ARRIVAL’S NEW METHOD 29 Modular skateboard platform Design for flexibility and Microfactory assembly Overview Advantages Arrival has designed a skateboard that Production Crash Tests allows for maximum flexibility ■ Designed for Microfactory ■ Simulation crash tests passed production and automated and physical tests commenced assembly with positive results to date Designed for purpose-built vehicles — Aluminum structure to optimize strength and stiffness — Modular, flexible for wheelbase Scalability Design ■ Highly flexible for use across ■ Fully flat floor front to rear — FWD, RWD, AWD with same platform multiple classes of vehicles including motor which, leads — Low tooling and capital investment through to increased passenger/cargo the use of extrusions and castings capacity and low step-in height — Elimination of welding and high-wage skilled labor; minimal number of interfaces and specialist fixings — Different pack sizes with same battery module Status Ready for mass production INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARLARRIVAL’S NEW METHOD 29 Modular skateboard platform Design for flexibility and Microfactory assembly Overview Advantages Arrival has designed a skateboard that Production Crash Tests allows for maximum flexibility ■ Designed for Microfactory ■ Simulation crash tests passed production and automated and physical tests commenced assembly with positive results to date Designed for purpose-built vehicles — Aluminum structure to optimize strength and stiffness — Modular, flexible for wheelbase Scalability Design ■ Highly flexible for use across ■ Fully flat floor front to rear — FWD, RWD, AWD with same platform multiple classes of vehicles including motor which, leads — Low tooling and capital investment through to increased passenger/cargo the use of extrusions and castings capacity and low step-in height — Elimination of welding and high-wage skilled labor; minimal number of interfaces and specialist fixings — Different pack sizes with same battery module Status Ready for mass production INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

NEW METHOD Proprietary composite materials SIENPVTEESMTBOERR P 2R 02E0SENTATIINV ON E- STOR DEC PE RES MBE ER NT 2 A0 T2 IO0N CONFI CONF DENTIDE IAL NT - IALA -R AR RR IVIV AL AL S SA AR RLLNEW METHOD Proprietary composite materials SIENPVTEESMTBOERR P 2R 02E0SENTATIINV ON E- STOR DEC PE RES MBE ER NT 2 A0 T2 IO0N CONFI CONF DENTIDE IAL NT - IALA -R AR RR IVIV AL AL S SA AR RLL

ARRIVAL’S NEW METHOD 31 Proprietary composite materials Lightweight and 25x reduced tooling costs Overview Advantages Arrival has reinvented the way the Materials Time Lightweight auto industry approaches materials ■ Lightweight proprietary ■ Shorter tooling time enables ■ Automotive-grade composite materials significantly shorter vehicle composites used ■ Widely available raw materials development program (18 months) for bodywork — Composite tooling goes from CAD and automotive grade data to production in two weeks — Used for exterior and interior body panels Cost Durability ■ Low cost, light and versatile ■ Ultra tough, even at extreme — Allows bespoke panel design for fleet owners raw materials with 25x temperatures — Arrival vehicles do not require traditional metal tooling cost reduction ■ Reduces the cost of repairs and stamping or paint shop techniques that are lowers total cost of ownership cumbersome and expensive Stat Status us Materials used are widely available Ready for mass production INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARLARRIVAL’S NEW METHOD 31 Proprietary composite materials Lightweight and 25x reduced tooling costs Overview Advantages Arrival has reinvented the way the Materials Time Lightweight auto industry approaches materials ■ Lightweight proprietary ■ Shorter tooling time enables ■ Automotive-grade composite materials significantly shorter vehicle composites used ■ Widely available raw materials development program (18 months) for bodywork — Composite tooling goes from CAD and automotive grade data to production in two weeks — Used for exterior and interior body panels Cost Durability ■ Low cost, light and versatile ■ Ultra tough, even at extreme — Allows bespoke panel design for fleet owners raw materials with 25x temperatures — Arrival vehicles do not require traditional metal tooling cost reduction ■ Reduces the cost of repairs and stamping or paint shop techniques that are lowers total cost of ownership cumbersome and expensive Stat Status us Materials used are widely available Ready for mass production INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

Proprietary composite materials Low speed impact test at 10mph Arrival composite body panel Generic steel body panel INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARLProprietary composite materials Low speed impact test at 10mph Arrival composite body panel Generic steel body panel INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

NEW METHOD 33 Digital ecosystem SIENPVTEESMTBOERR P 2R 02E0SENTATIINV ON E- STOR DEC PE RES MBE ER NT 2 A0 T2 IO0N CONFI CONF DENTIDE IAL NT - IALA -R AR RR IVIV AL AL S SA AR RLLNEW METHOD 33 Digital ecosystem SIENPVTEESMTBOERR P 2R 02E0SENTATIINV ON E- STOR DEC PE RES MBE ER NT 2 A0 T2 IO0N CONFI CONF DENTIDE IAL NT - IALA -R AR RR IVIV AL AL S SA AR RLL

ARRIVAL’S NEW METHOD 34 Digital ecosystem Enabling innovative solutions Overview Advantages Proprietary software systems Team Connectivity Technology Autonomous are the fabric of the company ■ 500+ Software ■ Cloud-connected■ Self-aware module ■ AV-ready engineers■ Over-the-air ■ Microservice (“OTA”) upgradable architecture ■ Open APIs Range of in-house developed software Internal tools In-house developed software that enables company hardware and streamlines manufacturing and design process In-Vehicle software Vehicle software that elevates user experience and creates easy ‘Plug & Play’ convertibility, along with access to vehicle data through an API Customer–facing software Cloud-based tools designed to maximize customer ownership experience and lower total cost of ownership INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARLARRIVAL’S NEW METHOD 34 Digital ecosystem Enabling innovative solutions Overview Advantages Proprietary software systems Team Connectivity Technology Autonomous are the fabric of the company ■ 500+ Software ■ Cloud-connected■ Self-aware module ■ AV-ready engineers■ Over-the-air ■ Microservice (“OTA”) upgradable architecture ■ Open APIs Range of in-house developed software Internal tools In-house developed software that enables company hardware and streamlines manufacturing and design process In-Vehicle software Vehicle software that elevates user experience and creates easy ‘Plug & Play’ convertibility, along with access to vehicle data through an API Customer–facing software Cloud-based tools designed to maximize customer ownership experience and lower total cost of ownership INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

35 INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL35 INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

ARRIVAL’S NEW METHOD 36 Extensive portfolio of intellectual property The Arrival patent portfolio is comprised of approximately 180 innovations Van 6% which have been filed in various patent applications. The filed innovations Composites Bus 17% can be broadly categorised as follows: 7% — 11 Van innovations Small vehicle — 12 Bus innovations 7% — 13 Small vehicle innovations — 24 Battery related innovations Robotics — 31 Composite material innovations 11% — 15 Microfactory and vehicle design flow innovations — 14 Modular hardware and modular software innovations Battery 13% — 20 Robotics related innovations — 40 Miscellaneous innovations Modular HW & SW 8% Microfactories 8% Miscellaneous 23% INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARLARRIVAL’S NEW METHOD 36 Extensive portfolio of intellectual property The Arrival patent portfolio is comprised of approximately 180 innovations Van 6% which have been filed in various patent applications. The filed innovations Composites Bus 17% can be broadly categorised as follows: 7% — 11 Van innovations Small vehicle — 12 Bus innovations 7% — 13 Small vehicle innovations — 24 Battery related innovations Robotics — 31 Composite material innovations 11% — 15 Microfactory and vehicle design flow innovations — 14 Modular hardware and modular software innovations Battery 13% — 20 Robotics related innovations — 40 Miscellaneous innovations Modular HW & SW 8% Microfactories 8% Miscellaneous 23% INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

ARRIVAL’S NEW METHOD 37 Benefits of Arrival’s new method Distributed production — Arrival’s new method of design and production along with its decentralized Microfactory model enable the development of vehicles customized to local needs — Significantly reduced vehicle development time facilitates a rapid response to shifts in demand for different vehicle types — Arrival’s anticipated profitability at low volumes removes traditional restrictions of legacy manufacturing which only sees profitability at millions of units — Cities and communities benefit from products purpose-built for specific use cases in order to support each end market’s unique geography, climate, socioeconomic structure — Arrival is creating local solutions that address local needs to improve mobility ecosystems and revitalize communities INVESTOR PRESENTATION - DECEMBER 2020 CONFI CONF DENTIDE IAL NT - IALA -R AR RR IVIV AL AL S SA AR RLLARRIVAL’S NEW METHOD 37 Benefits of Arrival’s new method Distributed production — Arrival’s new method of design and production along with its decentralized Microfactory model enable the development of vehicles customized to local needs — Significantly reduced vehicle development time facilitates a rapid response to shifts in demand for different vehicle types — Arrival’s anticipated profitability at low volumes removes traditional restrictions of legacy manufacturing which only sees profitability at millions of units — Cities and communities benefit from products purpose-built for specific use cases in order to support each end market’s unique geography, climate, socioeconomic structure — Arrival is creating local solutions that address local needs to improve mobility ecosystems and revitalize communities INVESTOR PRESENTATION - DECEMBER 2020 CONFI CONF DENTIDE IAL NT - IALA -R AR RR IVIV AL AL S SA AR RLL

38 Financials and transaction overview INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL38 Financials and transaction overview INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

FINANCIALS AND TRANSACTION OVERVIEW 39 Industry-leading financial profile $14,135 Revenue (USD M) High volume and revenue growth 1 — Supported by $1.2 Billion in orders and notable commercial $5,099 and strategic partnerships $1,009 — Significant interest in bus sector — Further upside potential from taxi and small vehicle sales 2022P 2023P 2024P Low cost model EBITDA (USD M) $3,243 — Early projected profitability even at low volumes — A benefit from flexible and scalable cell-based assembly and lean company setup without legacy costs $1,115 Strong cash generation $60 — Driven by anticipated high profitability 2022P 2023P 2024P — Higher margin vehicles vs. traditional approach — Low CapEx requirements for cell-based Microfactories $1,400 2 EBITDA less CapEx (USD M) — Expected to be cash positive in 2023 $176 ($409) Note: Financial data and orders converted via spot Euro to USD exchange rate as of Aug 17, 2020 of 1.1863. 2022P 2023P 2024P 1) Includes option to order additional 10,000 units. Primarily includes order from UPS, that can be cancelled or modified. 2022P 2023P 2024P 2) EBITDA less CapEx is projected to be ($292) in 2021P and turn positive beginning March 2023. INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARLFINANCIALS AND TRANSACTION OVERVIEW 39 Industry-leading financial profile $14,135 Revenue (USD M) High volume and revenue growth 1 — Supported by $1.2 Billion in orders and notable commercial $5,099 and strategic partnerships $1,009 — Significant interest in bus sector — Further upside potential from taxi and small vehicle sales 2022P 2023P 2024P Low cost model EBITDA (USD M) $3,243 — Early projected profitability even at low volumes — A benefit from flexible and scalable cell-based assembly and lean company setup without legacy costs $1,115 Strong cash generation $60 — Driven by anticipated high profitability 2022P 2023P 2024P — Higher margin vehicles vs. traditional approach — Low CapEx requirements for cell-based Microfactories $1,400 2 EBITDA less CapEx (USD M) — Expected to be cash positive in 2023 $176 ($409) Note: Financial data and orders converted via spot Euro to USD exchange rate as of Aug 17, 2020 of 1.1863. 2022P 2023P 2024P 1) Includes option to order additional 10,000 units. Primarily includes order from UPS, that can be cancelled or modified. 2022P 2023P 2024P 2) EBITDA less CapEx is projected to be ($292) in 2021P and turn positive beginning March 2023. INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

FINANCIALS AND TRANSACTION OVERVIEW 40 Business plan highlights Arrival projected volumes (#k) Arrival projected revenue distribution (2024) Bus Large Van Van Small vehicle platform Revenue - $14.1B Large Van 17% Van 49% Bus 22% 78.7 Small Vehicle Platform 12% Arrival projected gross margin (2024) 136.5 Gross profit - $3.7B 15.6 31.2 31.5 38% 4.4 34% 15.6 21% 18% 11.3 5.2 1.0 6.0 2022P 2023P 2024P Bus Large Van Van Small Vehicle Platform Note: Financial data converted via spot Euro to USD exchange rate as of Aug 17, 2020 of 1.1863. INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARLFINANCIALS AND TRANSACTION OVERVIEW 40 Business plan highlights Arrival projected volumes (#k) Arrival projected revenue distribution (2024) Bus Large Van Van Small vehicle platform Revenue - $14.1B Large Van 17% Van 49% Bus 22% 78.7 Small Vehicle Platform 12% Arrival projected gross margin (2024) 136.5 Gross profit - $3.7B 15.6 31.2 31.5 38% 4.4 34% 15.6 21% 18% 11.3 5.2 1.0 6.0 2022P 2023P 2024P Bus Large Van Van Small Vehicle Platform Note: Financial data converted via spot Euro to USD exchange rate as of Aug 17, 2020 of 1.1863. INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

FINANCIALS AND TRANSACTION OVERVIEW 41 41 Pro forma equity ownership USD and share data (except share price) in millions Estimated source and uses Illustrative pro forma valuation Sources $10.00 Share price 3,4 Arrival Group ordinary shares issued to Arrival and CIIG stockholders $5,338 606.179 Pro forma shares outstanding 1 Estimated cash held in trust 260 $6,062 Equity value 2 Estimated cash contributed from balance sheet 69 Plus: Debt - Proceeds from PIPE 400 Less: Cash (669) Total sources $6,068 Enterprise value $5,392 1,3,4 Illustrative pro forma ownership Uses 1% 4% $5,338 Arrival Group ordinary shares issued to Arrival and CIIG stockholders 7% CIIG sponsor shareholders CIIG public shareholders 669 Cash on balance sheet PIPE investors Existing Arrival shareholders 60 Payment of transaction expenses 88% $6,068 Total uses 1) Assumes no redemptions from SPAC existing public shareholders. 2) Cash balance shown as expected ending January 2021 and EUR conversion spot rate as of Aug 17, 2020 of 1.1863. 3) Assumes new shares are issued at price of $10.00. 4) Excludes the dilutive impact of SPAC warrants. INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARLFINANCIALS AND TRANSACTION OVERVIEW 41 41 Pro forma equity ownership USD and share data (except share price) in millions Estimated source and uses Illustrative pro forma valuation Sources $10.00 Share price 3,4 Arrival Group ordinary shares issued to Arrival and CIIG stockholders $5,338 606.179 Pro forma shares outstanding 1 Estimated cash held in trust 260 $6,062 Equity value 2 Estimated cash contributed from balance sheet 69 Plus: Debt - Proceeds from PIPE 400 Less: Cash (669) Total sources $6,068 Enterprise value $5,392 1,3,4 Illustrative pro forma ownership Uses 1% 4% $5,338 Arrival Group ordinary shares issued to Arrival and CIIG stockholders 7% CIIG sponsor shareholders CIIG public shareholders 669 Cash on balance sheet PIPE investors Existing Arrival shareholders 60 Payment of transaction expenses 88% $6,068 Total uses 1) Assumes no redemptions from SPAC existing public shareholders. 2) Cash balance shown as expected ending January 2021 and EUR conversion spot rate as of Aug 17, 2020 of 1.1863. 3) Assumes new shares are issued at price of $10.00. 4) Excludes the dilutive impact of SPAC warrants. INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

FINANCIALS AND TRANSACTION OVERVIEW 42 Relative electric vehicle company comparison Employees 1,400+ ~300 ~50 ~60 ~70 ~250 ~115 Commercial Vehicles Truck, Pickup Truck, Off- Vehicle type Lifestyle, Delivery & Sport SUV Truck Pickup Truck Cargo Vans (Van and Bus first) Highway & Watercraft ~17% (Van) TCO vs ICE savings NA NA 6% 16% 2% NA ~47% (Bus) Design (outsourced Components, batteries, Battery, drive train, skateboard, Battery systems & Intellectual property skateboard, materials, Skateboard & software Licensed 100+ Patents chassis, software, manufacturing, & software software, Microfactories telematics battery pack) UK, US, Germany, Global footprint Netherlands, Israel & US US & Europe US & Canada US North America & Europe US Russia 3 5,800 Truck orders 1 2 4 Contracted order book 20,000 units ($1.2B) NA NA 1,000 Trucks ($220M) NA 1,345 (~$1.4B) Dana & Sensata Investment: Hyundai & Kia Motors, UPS NA NA General Motors CNHI / Iveco, Bosch NA Technologies Key strategic Dana, Sensata partnerships Hyundai & Kia Motors, Volkswagen, Cox, & General Motors, Elaphe, CNHI / Iveco, Bosch, Commercial: Hyundai Technologies, IAV, & UPS, Duke Energy, & Ryder UPS & Comau Electrify America Goodyear, & Workhorse Ryder & General Motors Fontaine 5 Enterprise value ($B) $5.4 $1.9 $2.2 $3.2 $2.3 $8.0 $2.0 6 7 7 Primary market TAM ($B) $430 $51 NA $94 $65 $130 $18 EV / TAM 1.3% 3.7% NA 3.4% 3.5% 6.2% 10.9% Source: Investor presentations, company filings, company website, and industry research. 1) Does not include reservations. 2) Includes option to order additional 10,000 units. 3) Includes option to order additional 2,500 units. 4) Represents 6 orders placed by UPS. 5) Canoo, Fisker, Hyliion, Lordstown, Nikola and Workhorse market data as of November 6, 2020. Arrival, Canoo, Fisker, Hyliion, Lordstown, and Nikola Sales and EBITDA per management estimates. Canoo EV based on Hennessey Capital Acquisition Corp (NASDAQ:HCAC), XLFleet EV based on Pivotal Investment Corp. II (NYSE: PIC)). 6) Primary market TAM, Canoo, Fisker, Hyliion, Lordstown, Nikola and Workhorse data from investor presentations. 7) Annual addressable market. INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARLFINANCIALS AND TRANSACTION OVERVIEW 42 Relative electric vehicle company comparison Employees 1,400+ ~300 ~50 ~60 ~70 ~250 ~115 Commercial Vehicles Truck, Pickup Truck, Off- Vehicle type Lifestyle, Delivery & Sport SUV Truck Pickup Truck Cargo Vans (Van and Bus first) Highway & Watercraft ~17% (Van) TCO vs ICE savings NA NA 6% 16% 2% NA ~47% (Bus) Design (outsourced Components, batteries, Battery, drive train, skateboard, Battery systems & Intellectual property skateboard, materials, Skateboard & software Licensed 100+ Patents chassis, software, manufacturing, & software software, Microfactories telematics battery pack) UK, US, Germany, Global footprint Netherlands, Israel & US US & Europe US & Canada US North America & Europe US Russia 3 5,800 Truck orders 1 2 4 Contracted order book 20,000 units ($1.2B) NA NA 1,000 Trucks ($220M) NA 1,345 (~$1.4B) Dana & Sensata Investment: Hyundai & Kia Motors, UPS NA NA General Motors CNHI / Iveco, Bosch NA Technologies Key strategic Dana, Sensata partnerships Hyundai & Kia Motors, Volkswagen, Cox, & General Motors, Elaphe, CNHI / Iveco, Bosch, Commercial: Hyundai Technologies, IAV, & UPS, Duke Energy, & Ryder UPS & Comau Electrify America Goodyear, & Workhorse Ryder & General Motors Fontaine 5 Enterprise value ($B) $5.4 $1.9 $2.2 $3.2 $2.3 $8.0 $2.0 6 7 7 Primary market TAM ($B) $430 $51 NA $94 $65 $130 $18 EV / TAM 1.3% 3.7% NA 3.4% 3.5% 6.2% 10.9% Source: Investor presentations, company filings, company website, and industry research. 1) Does not include reservations. 2) Includes option to order additional 10,000 units. 3) Includes option to order additional 2,500 units. 4) Represents 6 orders placed by UPS. 5) Canoo, Fisker, Hyliion, Lordstown, Nikola and Workhorse market data as of November 6, 2020. Arrival, Canoo, Fisker, Hyliion, Lordstown, and Nikola Sales and EBITDA per management estimates. Canoo EV based on Hennessey Capital Acquisition Corp (NASDAQ:HCAC), XLFleet EV based on Pivotal Investment Corp. II (NYSE: PIC)). 6) Primary market TAM, Canoo, Fisker, Hyliion, Lordstown, Nikola and Workhorse data from investor presentations. 7) Annual addressable market. INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

FINANCIALS AND TRANSACTION OVERVIEW 43 Enterprise value benchmarking (based on current market pricing) ENTERPRISE VALUE / SALES Implied enterprise value Assumed EV Median Arrival revenue EV of $5.39B multiple 2023E 2.3x $5,099M $11.6B 4.6x 3.8x 3.1x 2024E 1.3x $14,135M $18.9B 2.3x 2.3x 2.0x 1.9x 1.5x 1.3x 1.1x 0.9x 0.6x 0.6x 0.4x 0.4x 0.2x Implied discount to 2024E median EV 71% 1 2023E 2024E 2023E 2024E 2023E 2024E 2023E 2024E 2023E 2024E 2023E 2024E 2023E 2024E 2023E 2024E Implied 2024E money multiple upside 3.5x ENTERPRISE VALUE / EBITDA PRIVATE DRIVER -- EV/EBITDA Implied enterprise value Assumed EV 36.2x Median Arrival EBITDA EV of $5.39B multiple 2023E 11.1x $1,115M $12.4B 15.5x 14.7x 11.1x 2024E 4.7x $3,243M $15.4B 10.1x 7.6x 5.2x 4.9x 4.9x 4.2x 3.8x 1.7x 1.1x Implied discount to 2024E median EV 65% 0.0x 0.0x 0.0x NM NM NM 1 2023E 2024E 2023E 2024E 2023E 2024E 2023E 2024E 2023E 2024E 2023E 2024E 2023E 2024E 2023E 2024E Implied 2024E money multiple upside 2.9x Source: Canoo, Fisker, Hyliion, Lordstown, Nikola, Workhorse and XLFleet market data as of November 6, 2020. Arrival, Canoo, Fisker, Hyliion, Lordstown, and XLFleet Sales and EBITDA per management estimates. Nikola Sales and EBITDA per research consensus. Canoo EV based on Hennessey Capital Acquisition Corp (NASDAQ:HCAC), XLFleet EV based on Pivotal Investment Corp. II (NYSE: PIC). Note: Arrival financial data converted via spot Euro to USD exchange rate as of Aug 17, 2020 of 1.1863. Multiples <0.0x or >75.0x deemed not meaningful or “NM”. (1) Implied Money Market Multiple Upside calculated using Implied Enterprise Valuations based on median 2024E Revenue and EBITDA multiples. INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARLFINANCIALS AND TRANSACTION OVERVIEW 43 Enterprise value benchmarking (based on current market pricing) ENTERPRISE VALUE / SALES Implied enterprise value Assumed EV Median Arrival revenue EV of $5.39B multiple 2023E 2.3x $5,099M $11.6B 4.6x 3.8x 3.1x 2024E 1.3x $14,135M $18.9B 2.3x 2.3x 2.0x 1.9x 1.5x 1.3x 1.1x 0.9x 0.6x 0.6x 0.4x 0.4x 0.2x Implied discount to 2024E median EV 71% 1 2023E 2024E 2023E 2024E 2023E 2024E 2023E 2024E 2023E 2024E 2023E 2024E 2023E 2024E 2023E 2024E Implied 2024E money multiple upside 3.5x ENTERPRISE VALUE / EBITDA PRIVATE DRIVER -- EV/EBITDA Implied enterprise value Assumed EV 36.2x Median Arrival EBITDA EV of $5.39B multiple 2023E 11.1x $1,115M $12.4B 15.5x 14.7x 11.1x 2024E 4.7x $3,243M $15.4B 10.1x 7.6x 5.2x 4.9x 4.9x 4.2x 3.8x 1.7x 1.1x Implied discount to 2024E median EV 65% 0.0x 0.0x 0.0x NM NM NM 1 2023E 2024E 2023E 2024E 2023E 2024E 2023E 2024E 2023E 2024E 2023E 2024E 2023E 2024E 2023E 2024E Implied 2024E money multiple upside 2.9x Source: Canoo, Fisker, Hyliion, Lordstown, Nikola, Workhorse and XLFleet market data as of November 6, 2020. Arrival, Canoo, Fisker, Hyliion, Lordstown, and XLFleet Sales and EBITDA per management estimates. Nikola Sales and EBITDA per research consensus. Canoo EV based on Hennessey Capital Acquisition Corp (NASDAQ:HCAC), XLFleet EV based on Pivotal Investment Corp. II (NYSE: PIC). Note: Arrival financial data converted via spot Euro to USD exchange rate as of Aug 17, 2020 of 1.1863. Multiples <0.0x or >75.0x deemed not meaningful or “NM”. (1) Implied Money Market Multiple Upside calculated using Implied Enterprise Valuations based on median 2024E Revenue and EBITDA multiples. INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

FINANCIALS AND TRANSACTION OVERVIEW 44 Future opportunities Multiple vehicles Autonomous SaaS platform Emissions credits — Multiple vehicle platforms and variants — Flexible hardware configuration — Currently building multiple customer-facing — Several vehicles positioned to generate emission 1 2 from modular skateboard platform software packages such as vehicle health credit sales under ZEV and ACT regulations — Currently undergoing trials in depot environments monitoring, fleet optimization tools, and — All designed to be built by robots in driver applications — Traditional OEMs under pressure from the same Microfactory government CO targets 2 — Potential recurring revenue over time — Configurable design enables rapid — Surplus Arrival credits can be sold to other OEM's customization for local markets and highly that are not producing EVs accelerated entry into new segments — Continued adoption of EV regulation across other states will further facilitate credits 1) ZEV: Zero Emission Vehicle. 2) ACT: Advanced Clean Truck. INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARLFINANCIALS AND TRANSACTION OVERVIEW 44 Future opportunities Multiple vehicles Autonomous SaaS platform Emissions credits — Multiple vehicle platforms and variants — Flexible hardware configuration — Currently building multiple customer-facing — Several vehicles positioned to generate emission 1 2 from modular skateboard platform software packages such as vehicle health credit sales under ZEV and ACT regulations — Currently undergoing trials in depot environments monitoring, fleet optimization tools, and — All designed to be built by robots in driver applications — Traditional OEMs under pressure from the same Microfactory government CO targets 2 — Potential recurring revenue over time — Configurable design enables rapid — Surplus Arrival credits can be sold to other OEM's customization for local markets and highly that are not producing EVs accelerated entry into new segments — Continued adoption of EV regulation across other states will further facilitate credits 1) ZEV: Zero Emission Vehicle. 2) ACT: Advanced Clean Truck. INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

FINANCIALS AND TRANSACTION OVERVIEW 45 Investment highlights Arrival is revolutionizing the electric vehicle industry — Four vehicle designs expected in market by 2023, with start of production for the first vehicle planned for Q4 2021 1 — $1.2 Billion in orders — Unit economics enable price competitiveness and lower total cost of ownership to fossil fuel equivalents — Game changing Microfactories enable flexible low capex production — Vertically integrated — Expect industry leading profitability enabled by proprietary hardware, software and robotics platforms — Leadership team with a proven track record from a variety of industries — LinkedIn named Arrival #1 startup to work for in the UK in 2020 — Validated by blue chip strategic and commercial partners 1) Based on spot Euro to USD exchange rate as of Aug 17, 2020 of 1.1863; includes option to order additional 10,000 units. Primarily includes order from UPS, that can be cancelled or modified. INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARLFINANCIALS AND TRANSACTION OVERVIEW 45 Investment highlights Arrival is revolutionizing the electric vehicle industry — Four vehicle designs expected in market by 2023, with start of production for the first vehicle planned for Q4 2021 1 — $1.2 Billion in orders — Unit economics enable price competitiveness and lower total cost of ownership to fossil fuel equivalents — Game changing Microfactories enable flexible low capex production — Vertically integrated — Expect industry leading profitability enabled by proprietary hardware, software and robotics platforms — Leadership team with a proven track record from a variety of industries — LinkedIn named Arrival #1 startup to work for in the UK in 2020 — Validated by blue chip strategic and commercial partners 1) Based on spot Euro to USD exchange rate as of Aug 17, 2020 of 1.1863; includes option to order additional 10,000 units. Primarily includes order from UPS, that can be cancelled or modified. INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

Thank you INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL 46Thank you INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL 46

47 Appendix INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL47 Appendix INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

APPENDIX 48 Arrival management team Denis Sverdlov Avinash Rugoobur Mike Ableson Founder and CEO President CEO Automotive — Founder with record of successful technology innovation — Acquired Cruise for +$1B helping to accelerate the AV industry — Over 35 years experience in the auto industry including exit of $1.5B — Led vehicle programs and strategy for GM Cruise — Previous positions with GM include Head of Advanced — Experience managing large distributed organizations Vehicle Development, VP of Engineering for GM Europe, — Experience in multiple startups in tech, healthcare and F&B with leading operational efficiency and VP of Global Strategy and Innovation Tim Holbrow Tracey Yi Daniel Chin Finance CEO Elements General counsel — Finance lead at Symbian through 8 years high growth — Over 20 years experience in Procurement and Supply Chain — Previously counsel at ITRS (global FinTech company) period from start up to $900M sale to Nokia across technology, manufacturing and Retail sectors — Led the ITRS team through the Carlyle Group's sale — CFO at start ups in open source, fintech and digital — Previous roles with Intel, Apple, Nokia, Tesco and WPP of the business product consulting — Worked as a corporate lawyer at Weil, Gotshal & Manges and in-house at Morgan Stanley INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARLAPPENDIX 48 Arrival management team Denis Sverdlov Avinash Rugoobur Mike Ableson Founder and CEO President CEO Automotive — Founder with record of successful technology innovation — Acquired Cruise for +$1B helping to accelerate the AV industry — Over 35 years experience in the auto industry including exit of $1.5B — Led vehicle programs and strategy for GM Cruise — Previous positions with GM include Head of Advanced — Experience managing large distributed organizations Vehicle Development, VP of Engineering for GM Europe, — Experience in multiple startups in tech, healthcare and F&B with leading operational efficiency and VP of Global Strategy and Innovation Tim Holbrow Tracey Yi Daniel Chin Finance CEO Elements General counsel — Finance lead at Symbian through 8 years high growth — Over 20 years experience in Procurement and Supply Chain — Previously counsel at ITRS (global FinTech company) period from start up to $900M sale to Nokia across technology, manufacturing and Retail sectors — Led the ITRS team through the Carlyle Group's sale — CFO at start ups in open source, fintech and digital — Previous roles with Intel, Apple, Nokia, Tesco and WPP of the business product consulting — Worked as a corporate lawyer at Weil, Gotshal & Manges and in-house at Morgan Stanley INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

APPENDIX 49 Arrival management team Sergey Malygin Jeremy Offer Kwame Nyanning Technology Design Experience — Over 15 years experience developing complex products in the — 30 Years experience in Industrial Design — 20 Years experience leading experience design technology sector focussing on telecoms and automotive and product innovation — The recipient of numerous international design awards — Starting his career at CBOSS working on the end-to end — Led numerous design programs for Disney, Apple, — Notable clients include Sky, Vodafone, Google and PayPal automation of telecoms companies, Sergey went on to lead all NASA, Toyota, Ford software teams at Yota - the largest LTE company in Russia — Past experience includes Sapient, frog design, Native Design, McKinsey & Co. Rob Thompson Sergey Sulgin Nick Arini Materials CEO Solutions Creation Platform — Global materials expert and author of 7 books on — 20 Years of experience within the IT industry working with — Extensive experience in creating industry disrupting manufacturing technology global partners including Microsoft Dynamics, SAP, and Oracle technologies for Google, YouTube, Google Cloud, CapitalG — Globally recognized expert with career spanning LG — Founded MAYKOR, an IT outsourcing provider, in 2012. — Authored or contributed to over 50 patents and founded Electronics, P&G, Panasonic, Nokia and numerous universities Grew the company to over 6,100 engineers several startups INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARLAPPENDIX 49 Arrival management team Sergey Malygin Jeremy Offer Kwame Nyanning Technology Design Experience — Over 15 years experience developing complex products in the — 30 Years experience in Industrial Design — 20 Years experience leading experience design technology sector focussing on telecoms and automotive and product innovation — The recipient of numerous international design awards — Starting his career at CBOSS working on the end-to end — Led numerous design programs for Disney, Apple, — Notable clients include Sky, Vodafone, Google and PayPal automation of telecoms companies, Sergey went on to lead all NASA, Toyota, Ford software teams at Yota - the largest LTE company in Russia — Past experience includes Sapient, frog design, Native Design, McKinsey & Co. Rob Thompson Sergey Sulgin Nick Arini Materials CEO Solutions Creation Platform — Global materials expert and author of 7 books on — 20 Years of experience within the IT industry working with — Extensive experience in creating industry disrupting manufacturing technology global partners including Microsoft Dynamics, SAP, and Oracle technologies for Google, YouTube, Google Cloud, CapitalG — Globally recognized expert with career spanning LG — Founded MAYKOR, an IT outsourcing provider, in 2012. — Authored or contributed to over 50 patents and founded Electronics, P&G, Panasonic, Nokia and numerous universities Grew the company to over 6,100 engineers several startups INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

APPENDIX 50 Arrival management team Alexey Kozyrev Ben Jardine Patrick Bion CEO Mobility Product - Bus Product - Van — Developed and launched one of Russia’s first internet banks — 15 Years experience within the commercial vehicle industry — 4 Years experience within the Tesla Design Studio on concept in both public and private sectors engineering, human factors, and vehicle architecture of new — Launched financial risk management platform based products on machine learning and AI — Worked for TVR as Development Engineer, designing sports cars and Le-Mans race cars — Involved in the design and build of advanced vehicle prototypes — Developed and launched e-government platform for Russian on programs including Model X and Model 3 federal government Karandeep Bhogal Advanced Programs — Engineer with 8 years of automotive experience Jaguar Land Rover Special Vehicle Operations delivery — Responsible for delivery of unique projects including Royal Family commissions INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARLAPPENDIX 50 Arrival management team Alexey Kozyrev Ben Jardine Patrick Bion CEO Mobility Product - Bus Product - Van — Developed and launched one of Russia’s first internet banks — 15 Years experience within the commercial vehicle industry — 4 Years experience within the Tesla Design Studio on concept in both public and private sectors engineering, human factors, and vehicle architecture of new — Launched financial risk management platform based products on machine learning and AI — Worked for TVR as Development Engineer, designing sports cars and Le-Mans race cars — Involved in the design and build of advanced vehicle prototypes — Developed and launched e-government platform for Russian on programs including Model X and Model 3 federal government Karandeep Bhogal Advanced Programs — Engineer with 8 years of automotive experience Jaguar Land Rover Special Vehicle Operations delivery — Responsible for delivery of unique projects including Royal Family commissions INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

APPENDIX 51 CIIG management team Peter Cuneo Michael Minnick Gavin Cuneo Chairman and CEO Chief Investment Officer Chief Operating Officer — CEO, Chairman, President and other leadership positions at — Co-Founder and Managing Partner of IIG Holdings — COO and CFO of Valiant Entertainment, relaunch through public and private companies including Marvel, Remington, Black successful exit to strategic buyer — Previously Head of TMT Corporate Finance (Americas) & Decker and Bristol Myers Squibb for Royal Bank of Scotland and a TMT investment banker — Previously investment banker with Merrill Lynch & Co and — Named one of the 10 Greatest Turnaround CEOs by Business at JPMorgan Chase equity analyst at U.S. Trust Company Insider for 10 year run as CEO and Vice Chairman of Marvel Entertainment, from bankruptcy to $4.5+ billion sale to Disney Chris Rogers Ken West Dave Flowers Kristen O'Hara Director Director Director Director — Partner, Lumia Capital, venture capital firm — Recently retired as CFO of Fareportal, one of — 19 Years with Liberty Media including SVP — Chief Business Officer of Hearst focused on category leaders in technology the largest travel technology companies in the and MD Alternative Investments and — Previously Chief Marketing Officer for Time and telecom world, multi billion $ revenue Principal Financial Officer and Treasurer Warner Inc. and other leadership positions — Co-Founder of Nextel. 25 years, grew Nextel — Previously CFO of Marvel Entertainment — Responsible for the financing of all the over 16 year tenure with the company to $13B in sales and 19,000 employees before through sale to Disney and subsequently CFO Liberty entities, led Liberty's takeover sale to Sprint for $35B. Became Senior Vice of Martha Stewart Inc through its sale of Sirius XM President of Sprint. INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARLAPPENDIX 51 CIIG management team Peter Cuneo Michael Minnick Gavin Cuneo Chairman and CEO Chief Investment Officer Chief Operating Officer — CEO, Chairman, President and other leadership positions at — Co-Founder and Managing Partner of IIG Holdings — COO and CFO of Valiant Entertainment, relaunch through public and private companies including Marvel, Remington, Black successful exit to strategic buyer — Previously Head of TMT Corporate Finance (Americas) & Decker and Bristol Myers Squibb for Royal Bank of Scotland and a TMT investment banker — Previously investment banker with Merrill Lynch & Co and — Named one of the 10 Greatest Turnaround CEOs by Business at JPMorgan Chase equity analyst at U.S. Trust Company Insider for 10 year run as CEO and Vice Chairman of Marvel Entertainment, from bankruptcy to $4.5+ billion sale to Disney Chris Rogers Ken West Dave Flowers Kristen O'Hara Director Director Director Director — Partner, Lumia Capital, venture capital firm — Recently retired as CFO of Fareportal, one of — 19 Years with Liberty Media including SVP — Chief Business Officer of Hearst focused on category leaders in technology the largest travel technology companies in the and MD Alternative Investments and — Previously Chief Marketing Officer for Time and telecom world, multi billion $ revenue Principal Financial Officer and Treasurer Warner Inc. and other leadership positions — Co-Founder of Nextel. 25 years, grew Nextel — Previously CFO of Marvel Entertainment — Responsible for the financing of all the over 16 year tenure with the company to $13B in sales and 19,000 employees before through sale to Disney and subsequently CFO Liberty entities, led Liberty's takeover sale to Sprint for $35B. Became Senior Vice of Martha Stewart Inc through its sale of Sirius XM President of Sprint. INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

52 In-house Plug & Play components - Gallery INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL52 In-house Plug & Play components - Gallery INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

DCDC module Battery etc images INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARLDCDC module Battery etc images INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

Input-Output module INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARLInput-Output module INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

HMI module INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARLHMI module INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

56 Battery module INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL56 Battery module INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL

Drive control unit INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARLDrive control unit INVESTOR PRESENTATION - DECEMBER 2020 CONFIDENTIAL - ARRIVAL SARL